Exhibit 99.3

Cameco Corporation

Consolidated Statements of Earnings

(Unaudited)

($Cdn Thousands, except per share amounts)

			(Recast -		(Recast -
			note 3(b))		note 3(b))
		Three Months Ended		Nine Months Ended
	Note	Sep 30/12	Sep 30/11	Sep 30/12	Sep 30/11
Revenue from products and services		$408,397	$526,952	$1,363,079	$1,413,758

Cost of products and services sold		218,131	284,519	770,670	828,142
Depreciation and amortization		55,576	63,376	176,406	162,163

Cost of sales		273,707	347,895	947,076	990,305

Gross profit		134,690	179,057	416,003	423,453

Administration		38,735	38,091	124,164	106,073
Exploration		34,547	31,720	75,404	62,206
Research and development		2,181	2,071	6,159	3,797
Loss (gain) on sale of assets		512	418	(1,637)	1,113

Earnings from operations		58,715	106,757	211,913	250,264
Finance costs	8	(29,716)	(16,385)	(64,735)	(55,946)
Gains (losses) on derivatives	13	53,038	(75,804)	54,612	(40,216)
Finance income		4,746	5,922	16,535	19,037
Share of loss from equity-accounted investees		(1,962)	(1,443)	(4,733)	(5,573)
Other expense		—	(1,614)	(25,745)	(1,061)

Earnings before income taxes		84,821	17,433	187,847	166,505
Income tax expense (recovery)	9	3,250	(21,711)	(32,559)	(18,777)

Net earnings		$81,571	$39,144	$220,406	$185,282

Net earnings (loss) attributable to:
Equity holders		$81,775	$39,452	$221,390	$185,590
Non-controlling interest		(204)	(308)	(984)	(308)

Net earnings		$81,571	$39,144	$220,406	$185,282

Earnings per common share attributable to equity holders

Basic	14	$0.21	$0.10	$0.56	$0.47

Diluted	14	$0.21	$0.10	$0.56	$0.47

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated Statements of Comprehensive Income

(Unaudited)

($Cdn Thousands)

			(Recast -		(Recast -
			note 3(b))		note 3(b))
		Three Months Ended		Nine Months Ended
	Note	Sep 30/12	Sep 30/11	Sep 30/12	Sep 30/11
Net earnings		$81,571	$39,144	$220,406	$185,282

Other comprehensive income (loss), net of taxes	9
Exchange differences on translation of foreign operations		(33,089)	55,268	(36,194)	40,885
Gains (losses) on derivatives designated as cash flow hedges		(1,778)	544	3,911	3,666
Gains on derivatives designated as cash flow hedges transferred to net earnings		(4,108)	(4,062)	(15,941)	(15,294)
Unrealized gains (losses) on available-for-sale assets		70	60	(20)	744
Gains on available-for-sale assets transferred to net earnings		(92)	(8)	(130)	(1,848)
Defined benefit plan actuarial losses		(105,133)	(109,897)	(105,133)	(109,897)

Other comprehensive loss, net of taxes		(144,130)	(58,095)	(153,507)	(81,744)

Total comprehensive income (loss)		$(62,559)	$(18,951)	$66,899	$103,538

Other comprehensive income (loss) attributable to:

Equity holders		$(144,089)	$(58,416)	$(153,377)	$(82,065)
Non-controlling interest		(41)	321	(130)	321

Other comprehensive loss for the period		$(144,130)	$(58,095)	$(153,507)	$(81,744)

Total comprehensive income (loss) attributable to:

Equity holders		$(62,314)	$(18,964)	$68,013	$103,525
Non-controlling interest		(245)	13	(1,114)	13

Total comprehensive income (loss) for the period		$(62,559)	$(18,951)	$66,899	$103,538

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated Statements of Financial Position

(Unaudited)

($Cdn Thousands)

			(Recast -
			note 3(b))
		As At
	Note	Sep 30/12	Dec 31/11
Assets
Current assets
Cash and cash equivalents		$465,536	$398,084
Short-term investments		198,432	804,141
Accounts receivable		319,801	611,815
Current tax assets		28,049	31,388
Inventories	4	718,820	493,875
Supplies and prepaid expenses		215,233	182,037
Current portion of long-term receivables, investments and other	5	91,042	62,433

Total current assets		2,036,913	2,583,773

Property, plant and equipment		4,780,329	4,349,492
Intangible assets		95,484	98,954
Long-term receivables, investments and other	5	304,263	283,818
Investments in equity-accounted investees		211,639	220,226
Deferred tax assets		170,582	81,392

Total non-current assets		5,562,297	5,033,882

Total assets		$7,599,210	$7,617,655

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities		$446,047	$455,499
Current tax liabilities		17,733	39,330
Short-term debt		62,972	97,830
Dividends payable		39,535	39,475
Current portion of finance lease obligation		15,958	14,852
Current portion of other liabilities	6	18,032	50,495
Current portion of provisions		14,416	14,857

Total current liabilities		614,693	712,338

Long-term debt		795,655	795,144
Finance lease obligation		118,879	130,982
Other liabilities	6	665,985	528,264
Provisions		507,396	519,625
Deferred tax liabilities		7,864	8,165

Total non-current liabilities		2,095,779	1,982,180

Shareholders’ equity
Share capital		1,851,474	1,842,289
Contributed surplus		165,156	155,757
Retained earnings		2,872,638	2,874,973
Other components of equity		(1,669)	46,575

Total shareholders’ equity attributable to equity holders		4,887,599	4,919,594

Non-controlling interest		1,139	3,543

Total shareholders’ equity		4,888,738	4,923,137

Total liabilities and shareholders’ equity		$7,599,210	$7,617,655

Commitments and contingencies [notes 9,12]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated Statements of Changes in Equity

(Unaudited)

($Cdn Thousands)

								(Recast -
								note 3(b))
	Attributable to equity holders
				Foreign				Non-
	Share	Contributed	Retained	Currency	Cash Flow	Available-For-		Controlling	Total
	Capital	Surplus	Earnings	Translation	Hedges	Sale Assets	Total	Interest	Equity
Balance at January 1, 2012	$1,842,289	$155,757	$2,874,973	$26,867	$19,560	$148	$4,919,594	$3,543	$4,923,137
Net earnings	—	—	221,390	—	—	—	221,390	(984)	220,406
Total other comprehensive loss	—	—	(105,133)	(36,064)	(12,030)	(150)	(153,377)	(130)	(153,507)

Total comprehensive income for the period	—	—	116,257	(36,064)	(12,030)	(150)	68,013	(1,114)	66,899

Share-based compensation	—	13,747	—	—	—	—	13,747	—	13,747
Share options exercised	9,185	(4,348)	—	—	—	—	4,837	—	4,837
Dividends	—	—	(118,592)	—	—	—	(118,592)	—	(118,592)
Change in ownership interests in subsidiary	—	—	—	—	—	—	—	(1,290)	(1,290)

Balance at September 30, 2012	$1,851,474	$165,156	$2,872,638	$(9,197)	$7,530	$(2)	$4,887,599	$1,139	$4,888,738

Balance at January 1, 2011	1,833,257	142,376	2,690,184	(7,276)	30,306	1,793	4,690,640	—	4,690,640
Net earnings	—	—	185,590	—	—	—	185,590	(308)	185,282
Total other comprehensive income (loss)	—	—	(109,897)	40,564	(11,628)	(1,104)	(82,065)	321	(81,744)

Total comprehensive income for the period	—	—	75,693	40,564	(11,628)	(1,104)	103,525	13	103,538

Share-based compensation	—	14,520	—	—	—	—	14,520	—	14,520
Share options exercised	8,582	(6,004)	—	—	—	—	2,578	—	2,578
Dividends	—	—	(118,413)	—	—	—	(118,413)	—	(118,413)
Change in ownership interests in subsidiary	—	—	(3,691)	—	—	—	(3,691)	3,884	193

Balance at September 30, 2011	$1,841,839	$150,892	$2,643,773	$33,288	$18,678	$689	$4,689,159	$3,897	$4,693,056

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated Statements of Cash Flows

(Unaudited)

($Cdn Thousands)

			(Recast -		(Recast -
			note 3(b))		note 3(b))
		Three Months Ended		Nine Months Ended
	Note	Sep 30/12	Sep 30/11	Sep 30/12	Sep 30/11
Operating activities
Net earnings		$81,571	$39,144	$220,406	$185,282
Adjustments for:
Depreciation and amortization		55,576	63,376	176,406	162,163
Deferred charges		4,788	(927)	(10,852)	(9,113)
Unrealized losses (gains) on derivatives		(48,991)	91,363	(52,267)	101,219
Share-based compensation	11	3,821	3,200	13,747	14,520
Loss (gain) on sale of assets		512	418	(1,637)	1,113
Finance costs	8	29,716	16,385	64,735	55,946
Finance income		(4,746)	(5,922)	(16,535)	(19,037)
Share of loss from equity-accounted investees		1,962	1,443	4,733	5,573
Other income (expense)		—	1,037	(3,796)	(3,053)
Income tax expense (recovery)	9	3,250	(21,711)	(32,559)	(18,777)
Interest received		6,011	6,658	18,241	16,347
Income taxes paid		(2,000)	(6,246)	(55,329)	(54,129)
Income taxes refunded		4,383	24,706	17,546	24,706
Other operating items	10	(92,140)	(20,555)	18,547	23,831

Net cash provided by operations		43,713	192,369	361,386	486,591

Investing activities
Additions to property, plant and equipment		(212,692)	(179,454)	(664,193)	(443,293)
Decrease in short-term investments		382,764	222,075	605,534	232,821
Decrease (increase) in long-term receivables, investments and other		(467)	11,882	(30,419)	39,376
Proceeds from sale of property, plant and equipment		25	29	3,124	61

Net cash provided by (used in) investing		169,630	54,532	(85,954)	(171,035)

Financing activities
Increase in debt		2,690	4,533	—	3,459
Decrease in debt		—	—	(43,946)	(9,796)
Interest paid		(24,470)	(24,064)	(51,452)	(51,152)
Proceeds from issuance of shares, stock option plan		693	58	6,997	6,996
Dividends paid		(39,531)	(39,472)	(118,531)	(106,547)

Net cash used in financing		(60,618)	(58,945)	(206,932)	(157,040)

Increase in cash during the period		152,725	187,956	68,500	158,516
Exchange rate changes on foreign currency cash balances		(817)	8,249	(1,048)	7,800
Cash and cash equivalents at beginning of period		313,628	345,491	398,084	375,380

Cash and cash equivalents at end of period		$465,536	$541,696	$465,536	$541,696

Cash and cash equivalents is comprised of:
Cash				$60,550	$58,446
Cash equivalents				404,986	483,250

				$465,536	$541,696

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

($Cdn thousands except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended September 30, 2012 comprise Cameco Corporation and its subsidiaries (collectively, the “Company” or “Cameco”) and the Company’s interest in associates and joint ventures. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion and fabrication of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. Cameco has a 31.6% interest in Bruce Power L.P. (“BPLP”), which operates the four Bruce B nuclear reactors in Ontario.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2011.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on October 31, 2012.

(b)	Basis of Presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand except where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position: derivative financial instruments, available-for-sale financial assets and liabilities for cash-settled share-based payment arrangements are measured at fair value and the defined benefit asset is recognized as plan assets, plus unrecognized past service cost, less the present value of the defined benefit obligation.

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2011.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 6 of the December 31, 2011 consolidated financial statements.

3.	Accounting Changes

(a)	New Standards and Interpretations not yet Adopted

The Company has not yet adopted the standards and amendments to existing standards that have been issued. The standards and amendments, unless otherwise stated, are effective for periods beginning on or after January 1, 2013. Cameco is assessing the impact of the following standards and amendments on its financial statements:

(i)	Financial Instruments

In October 2010, the International Accounting Standards Board (“IASB”) issued IFRS 9, Financial Instruments (“IFRS 9”). This standard is part of a wider project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.

(ii)	Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements.

(iii)	Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”). This standard establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 requires a party to assess the rights and obligations arising from an arrangement in determining whether an arrangement is either a joint venture or a joint operation. Joint ventures are to be accounted for using the equity method while joint operations will continue to be accounted for using proportionate consolidation.

(iv)	Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). This standard applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 integrates and makes consistent the disclosure requirements for a reporting entity’s interest in other entities and presents those requirements in a single standard.

(v)	Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). This standard provides additional guidance where IFRS requires fair value to be used. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value and establishes the required disclosures about fair value measurements.

(vi)	Employee Benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). This amendment eliminates the ‘corridor method’ of accounting for defined benefit plans. Revised IAS 19 also streamlines the presentation of changes in assets and liabilities arising from defined benefit plans, and enhances the disclosure requirements for defined benefit plans.

(vii)	Presentation of Other Comprehensive Income (“OCI”)

In June 2011, the IASB issued an amended version of IAS 1, Presentation of Financial Statements (“IAS 1”). This amendment is effective for annual periods beginning on or after July 1, 2012 and requires companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the statement of earnings. Revised IAS 1 also reaffirms existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements.

(viii)	Financial Assets and Financial Liabilities

In December 2011, the IASB issued amendments to IAS 32, Financial Instruments: Presentation (“IAS 32”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). The amendments are effective for periods beginning on or after January 1, 2013 for IFRS 7 and January 1, 2014 for IAS 32 and are to be applied retrospectively. These amendments clarify matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements.

(b)	Accounting for Kintyre

In August 2008, Cameco acquired a 70% interest in the Kintyre exploration project in Australia. The Company previously consolidated its investment in Kintyre on the basis that it was able to exercise control over the asset. In the second quarter of 2012, the Company reconsidered the accounting treatment applied to Kintyre and concluded that consolidation of the investment was not appropriate and only Cameco’s interest in the assets and liabilities of Kintyre should be recognized. Accordingly, the non-controlling interest in the assets, liabilities and expenses has been removed from the financial statements. The change in accounting has been applied retrospectively and the comparative statements for 2011 have been recast. There was no impact on retained earnings or net earnings attributable to equity holders for any of the recast periods. The most significant changes relate to a reduction of property, plant and equipment of $182,615,000 and a reduction of the non-controlling interest on the statement of changes in financial position of $182,395,000.

4.	Inventories

	Sep 30/12	Dec 31/11
Uranium
Concentrate	$524,304	$361,481
Broken ore	39,553	14,310

	563,857	375,791

Fuel Services	154,963	118,084

Total	$718,820	$493,875

5.	Long-Term Receivables, Investments and Other

	Sep 30/12	Dec 31/11
BPLP
Capital lease receivable from Bruce A Limited Partnership (“BALP”) (a)	$83,140	$87,785
Derivatives [note 13]	28,287	54,010
Available-for-sale securities
GoviEx Uranium (privately held)	20,367	21,057
Derivatives [note 13]	48,144	17,392
Advances receivable from Inkai JV LLP [note 16]	96,332	78,058
Investment tax credits	66,699	54,038
Other	52,336	33,911

	395,305	346,251
Less current portion	(91,042)	(62,433)

Net	$304,263	$283,818

(a)

BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to BALP under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate.

6.	Other Liabilities

	Sep 30/12	Dec 31/11
BPLP
Accrued pension and post-retirement benefit liability	$617,472	$468,363
Derivatives [note 13]	11,270	19,439
Ontario Power Generation (“OPG”) loan	2,907	4,045
Deferred sales	10,175	13,739
Derivatives [note 13]	5,400	28,499
Accrued pension and post-retirement benefit liability	30,345	38,050
Other	6,448	6,624

	684,017	578,759
Less current portion	(18,032)	(50,495)

Total	$665,985	$528,264

7.	Share Capital

(a)	At September 30, 2012, there were 395,349,044 common shares outstanding.

(b)	Options in respect of 9,639,467 shares are outstanding under the stock option plan and are exercisable up to 2019. For the quarter ended September 30, 2012, 35,766 options were exercised resulting in the issuance of shares (2011 – 3,800). For the nine months ended September 30, 2012, 603,621 options were exercised resulting in the issuance of shares (2011 – 363,840).

8.	Finance Costs

	Three Months Ended		Nine Months Ended
	Sep 30/12	Sep 30/11	Sep 30/12	Sep 30/11
Interest on long-term debt	$14,439	$14,305	$40,272	$42,447
Unwinding of discount on provisions	3,396	3,240	10,172	9,978
Other charges	1,546	83	5,590	2,223
Foreign exchange losses (gains)	10,017	(1,844)	7,271	(527)
Interest on short-term debt	318	601	1,430	1,825

Total	$29,716	$16,385	$64,735	$55,946

9.	Income Taxes

	Three Months Ended		Nine Months Ended
	Sep 30/12	Sep 30/11	Sep 30/12	Sep 30/11
Earnings (loss) before income taxes
Canada	$(1,557)	$(185,682)	$(165,901)	$(260,300)
Foreign	86,378	203,115	353,748	426,805

	$84,821	$17,433	$187,847	$166,505

Current income taxes (recovery)
Canada	$(1,841)	$(10,422)	$(1,307)	$(10,847)
Foreign	5,713	9,866	19,936	27,002

	$3,872	$(556)	$18,629	$16,155
Deferred income taxes (recovery)
Canada	$4,829	$(25,676)	$(40,578)	$(42,433)
Foreign	(5,451)	4,521	(10,610)	7,501

	$(622)	$(21,155)	$(51,188)	$(34,932)

Income tax expense (recovery)	$3,250	$(21,711)	$(32,559)	$(18,777)

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (“CRA”) disputed the transfer pricing methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd. (“CEL”), in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003, 2004, 2005 and 2006, which have increased Cameco’s income for Canadian income tax purposes by approximately $43,000,000, $108,000,000, $197,000,000 and $243,000,000 respectively. No reassessment received to date has resulted in more than a nominal amount of cash taxes becoming payable due to the availability of elective deductions and tax loss carrybacks. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis.

CRA’s Transfer Pricing Review Committee has not imposed a transfer pricing penalty for any year reassessed to date.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $60,000,000. No provisions for penalties or interest have been recorded. Cameco does not expect more than a nominal amount of cash taxes to be payable due to the availability of elective deductions and tax loss carryovers. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2012 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under the Income Tax Act.

Other comprehensive income included on the consolidated statements of comprehensive income and the consolidated statements of changes in equity is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

For the three months ended September 30, 2012

	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$(33,089)	$—	$(33,089)
Losses on derivatives designated as cash flow hedges	(2,370)	592	(1,778)
Gains on derivatives designated as cash flow hedges transferred to net earnings	(5,477)	1,369	(4,108)
Unrealized gains on available-for-sale assets	81	(11)	70
Gains on available-for-sale assets transferred to net earnings	(106)	14	(92)
Defined benefit plan actuarial losses	(140,178)	35,045	(105,133)

	$(181,139)	$37,009	$(144,130)

For the three months ended September 30, 2011

	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$55,268	$—	$55,268
Gains on derivatives designated as cash flow hedges	725	(181)	544
Gains on derivatives designated as cash flow hedges transferred to net earnings	(5,531)	1,469	(4,062)
Unrealized gains on available-for-sale assets	69	(9)	60
Gains on available-for-sale assets transferred to net earnings	(9)	1	(8)
Defined benefit plan actuarial losses	(146,529)	36,632	(109,897)

	$(96,007)	$37,912	$(58,095)

For the nine months ended September 30, 2012

	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$(36,194)	$—	$(36,194)
Gains on derivatives designated as cash flow hedges	5,214	(1,303)	3,911
Gains on derivatives designated as cash flow hedges transferred to net earnings	(21,254)	5,313	(15,941)
Unrealized losses on available-for-sale assets	(25)	5	(20)
Gains on available-for-sale assets transferred to net earnings	(150)	20	(130)
Defined benefit plan actuarial losses	(140,178)	35,045	(105,133)

	$(192,587)	$39,080	$(153,507)

For the nine months ended September 30, 2011

	Before tax	Income tax recovery (expense)	Net of tax
Exchange differences on translation of foreign operations	$40,885	$—	$40,885
Gains on derivatives designated as cash flow hedges	4,998	(1,332)	3,666
Gains on derivatives designated as cash flow hedges transferred to net earnings	(20,872)	5,578	(15,294)
Unrealized gains on available-for-sale assets	860	(116)	744
Gains on available-for-sale assets transferred to net earnings	(2,129)	281	(1,848)
Defined benefit plan actuarial losses	(146,529)	36,632	(109,897)

	$(122,787)	$41,043	$(81,744)

10.	Statements of Cash Flows

Other Operating Items

	Three Months Ended		Nine Months Ended
	Sep 30/12	Sep 30/11	Sep 30/12	Sep 30/11
Changes in non-cash working capital:
Accounts receivable	$(3,059)	$(60,949)	$292,043	$168,701
Inventories	(130,183)	(548)	(193,221)	(117,127)
Supplies and prepaid expenses	(17,438)	(8,509)	(33,633)	(12,549)
Accounts payable and accrued liabilities	60,339	40,465	(10,131)	600
Other	(1,799)	8,986	(36,511)	(15,794)

Total	$(92,140)	$(20,555)	$18,547	$23,831

11.	Share-Based Compensation Plans

The Company has the following equity-settled plans:

(a)	Stock Option Plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 27,090,440 shares have been issued.

(b)	Executive Performance Share Unit (“PSU”)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period.

(c)	Executive Restricted Share Unit (“RSU”)

In 2011, the Company established an RSU plan whereby it provides each plan participant a grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion. The final value of the RSUs will be based on the value of Cameco common shares at the end of the three-year vesting period.

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of the equity-settled share-based compensation plans granted to employees.

	Three Months Ended		Nine Months Ended
	Sep 30/12	Sep 30/11	Sep 30/12	Sep 30/11
Stock option plan	$2,605	$2,350	$11,661	$11,970
Performance share unit	1,068	850	1,641	2,550
Restricted share unit	148	—	445	—

Total	$3,821	$3,200	$13,747	$14,520

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation. The fair value of all other share-based payment plans was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at grant date were as follows:

	Stock Option
	Plan	PSUs
Number of options granted	2,097,573	178,640
Average strike price	$21.14	—
Expected dividend	$0.40	$0.40
Expected volatility	47%	36%
Risk-free interest rate	1.4%	1.4%
Expected life of option	4.3 years	3 years
Expected forfeitures	10%	0%
Weighted average grant date fair values	$7.21	$20.05

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices, production targets and cost control have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

12.	Commitments and Contingencies

(a)	On May 16, 2012, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust (“BPC”) and TransCanada Pipelines Limited (“TransCanada”) (collectively, the “Consortium”) received an arbitration award against British Energy Limited and British Energy International Holdings Limited (collectively, “BE”) ruling in favour of the Consortium on the issues of repair costs and lost revenue for breach of a representation and warranty contained in the February 14, 2003 Amended and Restated Master Purchase Agreement under which the Consortium acquired BE’s interest in BPLP. The Consortium and BE are in discussions over the quantification of the damages under the arbitrators award. If these issues are not resolved, they will be referred back to the arbitrator for a final decision. The Company recorded an estimate of the expected net proceeds.

In connection with this arbitration, BE issued on February 10, 2006, and then served on OPG and BPLP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, additional damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. Further proceedings in this action are on hold pending final disposition of the arbitration award.

(b)	Annual supplemental rents of $30,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour for any calendar year, the supplemental rent reduces to $12,000,000 per operating reactor. During 2012, BPLP recognized an amount receivable of $58,000,000 and a related reduction to lease expense, with Cameco’s share being $18,300,000.

(c)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2012 to 2018:

i)	Guarantees to customers under power sales agreements of up to $4,300,000. At September 30, 2012, Cameco’s actual exposure under these agreements was $300,000.

ii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000. The fair value of these guarantees is nominal.

(d)	Under a supply contract with the Ontario Power Authority (“OPA”), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. BPLP’s entitlement to receive these payments remains in effect until December 31, 2019 but the generation that is subject to these payments starts to decrease in 2016, reflecting the original estimated lives for the Bruce B units. During 2012, BPLP recorded $575,000,000 under this agreement which was recognized as revenue with Cameco’s share being $181,700,000.

13.	Derivatives

The following tables summarize the fair value of derivatives and classification on the statements of financial position:

As at September 30, 2012

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives—sales contracts	$64	$5,523	$5,587
Foreign currency contracts	38,544	—	38,544
Interest rate contracts	4,136	—	4,136
Cash flow hedges:
Energy and sales contracts	—	11,494	11,494

Net	$42,744	$17,017	$59,761

Classification:
Current portion of long-term receivables, investments and other [note 5]	$42,462	$22,410	$64,872
Long-term receivables, investments and other [note 5]	5,682	5,877	11,559
Current portion of other liabilities [note 6]	(3,918)	(9,365)	(13,283)
Other liabilities [note 6]	(1,482)	(1,905)	(3,387)

Net	$42,744	$17,017	$59,761

As at December 31, 2011

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives—sales contracts	$(639)	$8,033	$7,394
Foreign currency contracts	(17,633)	—	(17,633)
Interest rate contracts	7,165	—	7,165
Cash flow hedges:
Energy and sales contracts	—	26,538	26,538

Net	$(11,107)	$34,571	$23,464

Classification:
Current portion of long-term receivables, investments and other [note 5]	$8,922	$42,088	$51,010
Long-term receivables, investments and other [note 5]	8,470	11,922	20,392
Current portion of other liabilities [note 6]	(26,555)	(16,913)	(43,468)
Other liabilities [note 6]	(1,944)	(2,526)	(4,470)

Net	$(11,107)	$34,571	$23,464

The following tables summarize different components of the gains (losses) on derivatives:

For the three months ended September 30, 2012

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives—sales contracts	$(63)	$(1,573)	$(1,636)
Foreign currency contracts	55,248	—	55,248
Interest rate contracts	(215)	—	(215)
Cash flow hedges:
Energy and sales contracts	—	(359)	(359)

Net	$54,970	$(1,932)	$53,038

For the three months ended September 30, 2011

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives—sales contracts	$697	$(1,884)	$(1,187)
Foreign currency contracts	(79,999)	—	(79,999)
Interest rate contracts	6,009	—	6,009
Cash flow hedges:
Energy and sales contracts	—	(627)	(627)

Net	$(73,293)	$(2,511)	$(75,804)

For the nine months ended September 30, 2012

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives—sales contracts	$62	$20	$82
Foreign currency contracts	56,682	—	$56,682
Interest rate contracts	(619)	—	$(619)
Cash flow hedges:
Energy and sales contracts	—	(1,533)	$(1,533)

Net	$56,125	$(1,513)	$54,612

For the nine months ended September 30, 2011

	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives—sales contracts	$2,069	$(1,746)	$323
Foreign currency contracts	(46,339)	—	(46,339)
Interest rate contracts	7,882	—	7,882
Cash flow hedges:
Energy and sales contracts	—	(2,082)	(2,082)

Net	$(36,388)	$(3,828)	$(40,216)

Over the next 12 months, based on current exchange rates, Cameco expects an estimated $9,100,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on future transactions is six years.

14.	Earnings Per Share

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2012 was 395,195,455 (2011 – 394,642,475).

	Three Months Ended		Nine Months Ended
	Sep 30/12	Sep 30/11	Sep 30/12	Sep 30/11
Basic earnings per share computation
Net earnings attributable to equity holders	$81,775	$39,452	$221,390	$185,590
	395,341	394,712	395,195	394,642

Basic earnings per common share	$0.21	$0.10	$0.56	$0.47

Diluted earnings per share computation
Net earnings attributable to equity holders	$81,775	$39,452	$221,390	$185,590
Weighted average common shares outstanding	395,341	394,712	395,195	394,642
Dilutive effect of stock options	162	474	604	994

Weighted average common shares outstanding, assuming dilution	395,503	395,186	395,799	395,636

Diluted earnings per common share	$0.21	$0.10	$0.56	$0.47

15.	Segmented Information

Cameco has three reportable segments: uranium, fuel services and electricity. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the most recent annual consolidated financial statements. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis and are eliminated on consolidation.

(a)	Business Segments

For the three months ended September 30, 2012

	Uranium	Fuel Services	Electricity	Other	Total
Revenue	$230,754	$55,659	$121,439	$545	$408,397

Expenses
Cost of products and services sold	121,764	48,574	47,720	73	218,131
Depreciation and amortization	25,701	4,538	20,106	5,231	55,576

Cost of sales	147,465	53,112	67,826	5,304	273,707

Gross profit (loss)	83,289	2,547	53,613	(4,759)	134,690

Exploration	34,547	—	—	—	34,547
Loss on sale of assets	512	—	—	—	512
Share of loss from equity-accounted investees	1,173	789	—	—	1,962
Non-segmented expenses					12,848

Earnings (loss) before income taxes	47,057	1,758	53,613	(4,759)	84,821
Income tax expense					3,250

Net earnings					$81,571

For the three months ended September 30, 2011

		Fuel
	Uranium	Services	Electricity	Other	Total
Revenue	$331,500	$80,563	$114,266	$623	$526,952

Expenses
Cost of products and services sold	164,704	64,816	54,926	73	284,519
Depreciation and amortization	34,278	6,089	18,455	4,554	63,376

Cost of sales	198,982	70,905	73,381	4,627	347,895

Gross profit (loss)	132,518	9,658	40,885	(4,004)	179,057

Exploration	31,720	—	—	—	31,720
Loss on sale of assets	418	—	—	—	418
Share of loss from equity-accounted investees	686	757	—	—	1,443
Other expense	1,614	—	—	—	1,614
Non-segmented expenses					126,429

Earnings (loss) before income taxes	98,080	8,901	40,885	(4,004)	17,433
Income tax recovery					(21,711)

Net earnings					$39,144

For the nine months ended September 30, 2012

		Fuel
	Uranium	Services	Electricity	Other	Total
Revenue	$837,335	$178,111	$345,957	$1,676	$1,363,079

Expenses
Cost of products and services sold	480,582	140,811	149,058	219	770,670
Depreciation and amortization	89,520	14,645	59,053	13,188	176,406

Cost of sales	570,102	155,456	208,111	13,407	947,076

Gross profit (loss)	267,233	22,655	137,846	(11,731)	416,003

Exploration	75,404	—	—	—	75,404
Gain on sale of assets	(1,637)	—	—	—	(1,637)
Share of loss from equity-accounted investees	2,449	2,284	—	—	4,733
Other expense	35,745	—	—	—	35,745
Non-segmented expenses					113,911

Earnings (loss) before income taxes	155,272	20,371	137,846	(11,731)	187,847
Income tax recovery					(32,559)

Net earnings					$220,406

For the nine months ended September 30, 2011

		Fuel
	Uranium	Services	Electricity	Other	Total
Revenue	$885,069	$199,418	$320,898	$8,373	$1,413,758

Expenses
Cost of products and services sold	487,495	153,904	179,755	6,988	828,142
Depreciation and amortization	79,077	16,528	53,013	13,545	162,163

Cost of sales	566,572	170,432	232,768	20,533	990,305

Gross profit (loss)	318,497	28,986	88,130	(12,160)	423,453

Exploration	62,206	—	—	—	62,206
Loss on sale of assets	1,113	—	—	—	1,113
Share of loss from equity-accounted investees	3,665	1,908	—	—	5,573
Other expense	1,061	—	—	—	1,061
Non-segmented expenses					186,995

Earnings (loss) before income taxes	250,452	27,078	88,130	(12,160)	166,505
Income tax recovery					(18,777)

Net earnings					$185,282

16.	Related Parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

Certain key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities. As noted below, one of these entities transacted with the Company in the reporting period. The terms and conditions of the transactions were on an arm’s length basis.

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Points Athabasca Contracting Ltd. and the president of the company became a member of the board of directors of Cameco during 2009. In 2012, Cameco paid Points Athabasca Contracting Ltd. $32,200,000 (2011—$46,900,000) for construction and contracting services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $400,000 (2011—$3,700,000).

Other Related Party Transactions

	Transaction Value		Transaction Value		Balance Outstanding
	Three Months Ended		Nine Months Ended		As at
	Sep 30/12	Sep 30/11	Sep 30/12	Sep 30/11	Sep 30/12	Sep 30/11
Sale of goods and services
Jointly Controlled Entities
BPLP (a)	$20,271	$10,527	$58,838	$32,744	$13,580	$10,816

Other
Jointly Controlled Entities
Interest income (Inkai) (a)	600	522	1,671	1,725	96,332	90,103
Associates
Interest expense	(135)	(444)	(806)	(1,479)	(49,187)	(83,205)

(a)	Disclosures in respect of transactions with jointly controlled entities represent the amount of such transactions which do not eliminate on proportionate consolidation.

Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium, conversion services and fabrication services. Contract terms are at market rates and on normal trade terms.

Through an unsecured shareholder loan, Cameco has agreed to fund the development of the Inkai project. The limit on the advances of the loan facility is currently $258,150,000 (US) and it bears interest at a rate of LIBOR plus 2%. At September 30, 2012, $244,800,000 (US) of principal and interest was outstanding (December 31, 2011—$191,900,000 (US)). At September 30, 2012 the remaining funds available for advance under the facility was $14,200,000 (US) (December 31, 2011—$14,200,000 (US)).

In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GE-Hitachi Global Laser Enrichment LLC (“GLE”). The promissory note is payable on demand and bears interest at market rates. At September 30, 2012, $50,000,000 (US) of principal and interest was outstanding (December 31, 2011—$72,200,000 (US)).

17.	NUKEM Energy GmbH (“NUKEM”)

On May 14, 2012, Cameco entered into an agreement with Advent International (“Advent”) to purchase NUKEM, one of the world’s leading traders and brokers of nuclear fuel products and services, for cash proceeds of $136,000,000 (US) and the assumption of their debt. The agreement includes provisions that would provide Advent with a share of NUKEM’s future earnings under certain conditions until the end of 2014. The agreement is subject to regulatory approvals and is expected to close in the fourth quarter of 2012.

18.	Millennium Project Agreement

On June 11, 2012, Cameco acquired a 27.94% interest in the Millennium project from AREVA Resources Canada Inc. (“AREVA”) for $150,000,000, increasing its ownership to 69.9%. The remaining 30.1% is owned by JCU (Canada) Exploration Co. The Millennium project is a proposed uranium mine located in the Athabasca Basin of northern Saskatchewan. The terms of the purchase agreement provides AREVA with a 4% royalty on revenue from 27.94% of any production that exceeds 63,000,000 pounds U3O8 from this project.

19.	Yeelirrie Uranium Project

On August 26, 2012, Cameco entered into an agreement with BHP Billiton to purchase the Yeelirrie uranium project in Western Australia for $430,000,000 (US). The Yeelirrie uranium project is a near-surface calcrete-style deposit, amenable to open pit mining techniques. The agreement is subject to regulatory approvals and is expected to close by the end of 2012. Upon closing, stamp duty of approximately $22,000,000 (US) will be payable by Cameco to the government of Western Australia.

20.	Comparative Figures

Certain prior period balances have been reclassified to conform to the current financial statement presentation.